UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Disposition of Assets

On February 1, 2010, Yangpu Lianzhong Mining Co., Ltd. (“Yangpu Lianzhong”), a subsidiary of China Natural Resources, Inc., completed the disposition of its entire 45% equity interest in Guangdong Longchuan Jinshi Mining Development Co., Ltd. (“Jinshi”) to Dongguan City Zhongxian Industrial Investment Co., Ltd., an unrelated third party (the “Purchaser”), for a purchase price of RMB 4,753,665 (US$696,000), plus the Purchaser’s repayment of Jinshi’s RMB 39,796,335 (US$5,829,000) indebtedness to Yangpu Lianzhong. The disposition is governed by the terms and conditions of an Agreement between Yangpu Lianzhong and the Purchaser dated January 26, 2010. The closing took place following the February 1, 2010 recording of the share transfer in the Business Registrar of the Longchuan Administration for Industry and Commerce.

Jinshi holds the mineral exploration permit for the project “Guangdong Longchuan Jinshizhang Multi-metallic Silver Ore Survey” located in Jinshizhang District, Longchuan County, Guangdong Province, the PRC, covering a site area of 52.93 square kilometers, of which, the mining permit for 1.1434 square kilometers site area of this property has been obtained.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8271 quoted by The People’s Bank of China as at February 1, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

Exhibits

10.1

Agreement dated January 26, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date:   February 9, 2010

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer